Exhibit 99.1

Scotiabank announces sale of equity interest in Canadian Tire Financial Services

TORONTO, Oct. 31, 2023 /CNW/ - Scotiabank announces today that it has signed and closed the sale of its 20% equity interest in Canadian Tire Financial Services (CTFS) to Canadian Tire Corporation. Scotiabank will continue to provide a committed credit facility of $1.1 billion to CTFS for the next 18 months.

As a result of the sale, Scotiabank will be recording an after-tax gain of approximately $319 million in its fourth quarter 2023 earnings. The transaction will benefit the Bank's CET1 ratio by approximately 16bps.

About Scotiabank

Scotiabank is a leading bank in the Americas. Guided by our purpose: "for every future", we help our customers, their families and their communities achieve success through a broad range of advice, products and services, including personal and commercial banking, wealth management and private banking, corporate and investment banking, and capital markets. With a team of over 90,000 employees and assets of approximately $1.4 trillion (as at July 31, 2023), Scotiabank trades on the Toronto Stock Exchange (TSX: BNS) and New York Stock Exchange (NYSE: BNS). For more information, please visit http://www.scotiabank.com and follow us on X @Scotiabank.

SOURCE Scotiabank

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/October2023/31/c4628.html

%CIK: 0000009631

For further information: For investor inquiries only: John McCartney, Investor Relations, Scotiabank, john.mccartney@scotiabank.com; For media inquiries only: Steve Staley, Global Communications, Scotiabank, stephen.staley@scotiabank.com

CO: Scotiabank

CNW 08:19e 31-OCT-23